Exhibit 99.1

ALLOT COMMUNICATIONS LTD. (the "Company")

Notice of Extraordinary Meeting of Shareholders of the Company

The Company is pleased to announce an Extraordinary Meeting of shareholders of the Company, which will take place on April 30, 2013, at 11:00 a.m. [Israel time] at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon [Israel] (the "Meeting").

The items that are on the agenda of the Meeting:

1.	To approve an amendment to the Company’s Articles of Association to increase the number of authorized Outside Directors (as defined in the Israeli Companies Law, 5759-1999 (the "Companies Law")).

2.
To reelect Steven D. Levy as an Outside Director of the Company, to serve for a term of three years commencing at the end of his current term or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.
To elect Dov Baharav as an Outside Director of the Company, to serve for a term of three years commencing as of the Extraordinary Meeting or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

4.	If Proposal 3 is approved, to approve the compensation payable to Dov Baharav.

5.	To approve an amendment to the Company’s Articles of Association to revise the procedure for reconvening adjourned shareholder meetings.

6.	To act upon any other matters that may properly come before the Extraordinary Meeting or any adjournment thereof.

The date for determining the right of all the shareholders to vote at the meeting is April 1, 2013. The last date for submitting a statement of position is April 29, 2013. The last date for submitting a proxy card is April 29, 2013, at 11:00 a.m. [Israel time]. To receive more information regarding the Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the [Tel Aviv] Stock Exchange www.maya.tase.co.il.